UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 2
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

S1 CORPORATION
(Name of Subject Company (Issuer))
ACI WORLDWIDE, INC.
ANTELOPE INVESTMENT CO. LLC
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

78463B101
(CUSIP Number of Class of Securities)

Dennis P. Byrnes, Esq.
Executive Vice President, General Counsel and Secretary
ACI Worldwide, Inc.
6060 Coventry Drive
Elkhorn, Nebraska 68022
(402) 778-2183
Dennis P. Byrnes, Esq.
President
Antelope Investment Co. LLC
c/o ACI Worldwide, Inc.
6060 Coventry Drive
Elkhorn, Nebraska 68022
(402) 778-2183
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Robert A. Profusek, Esq.
Jones Day
222 East 41st Street
New York, New York 10017
Tel.: (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$539,221,905.12	$62,603.67

*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 61,555,012 shares of S1 Corporation common stock (the sum of (x) 55,519,459 shares of S1 Corporation common stock outstanding as of August 18, 2011 and (y) 7,142,553 shares of S1 Corporation common stock issuable upon the exercise of outstanding options and warrants (as reported in the Proxy Statement on Schedule 14A filed by S1 Corporation on August 22, 2011), less (z) 1,107,000 shares of S1 Corporation common stock beneficially owned by ACI Worldwide, Inc.), and (ii) the average of the high and low sales prices of shares of S1 common stock as reported on the NASDAQ Stock Market on August 26, 2011 ($8.76).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, equals 0.00011610 multiplied by the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$18,295.14	Form or registration no.:	Form S-4
Filing Party:	ACI Worldwide, Inc.	Date Filed:	August 30, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (the “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2011, as amended by Amendment No. 1 thereto filed on September 7, 2011 (the “Schedule TO”) by ACI Worldwide, Inc., a Delaware corporation (“ACI”), and Antelope Investment Co. LLC, a Delaware limited liability company and wholly-owned subsidiary of ACI (“Offeror”). This Schedule TO relates to the third-party tender offer by Offeror to exchange all of the issued and outstanding shares of common stock, par value $0.01 per share (the “S1 Shares”), of S1 Corporation, a Delaware corporation (“S1”) for 0.2800 shares of ACI common stock, par value $0.005 per share (the “ACI Shares”), or $10.00 in cash for each S1 Share (less applicable withholding taxes and without interest) (the “Exchange Offer”).
     ACI has filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-176557) relating to the Exchange Offer (as amended, the “Registration Statement”). The terms and conditions of the Exchange Offer are set forth in the prospectus/offer to exchange (“Prospectus/Offer to Exchange”) and the related letter of election and transmittal (the “Letter of Election and Transmittal”) which are filed as exhibits to the Registration Statement.
ITEMS 1 THROUGH 9, AND ITEM 11.
     Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented as set forth in the Prospectus/Offer to Exchange, dated September 15, 2011, which is filed as Exhibit (a)(4)(A) hereto.
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(4)(A)	Offer to Exchange/Prospectus (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed on September 15, 2011)

(a)(5)(M)	Prospectus Disclosure (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 15, 2011)
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule TO is true, complete and correct.

ACI WORLDWIDE, INC.
By:	/s/ Dennis P. Byrnes
	Name:	Dennis P. Byrnes
	Title:	Executive Vice President, General Counsel and Secretary

ANTELOPE INVESTMENT CO. LLC
By:	/s/ Dennis P. Byrnes
	Name:	Dennis P. Byrnes
	Title:	President

Date: September 15, 2011

EXHIBIT INDEX

(a)(1)(A)	Intentionally Omitted

(a)(1)(B)	Form of Letter of Election and Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(4)(A)	Offer to Exchange/Prospectus (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed on September 15, 2011)

(a)(5)(A)	Press Release and Proposal Letter to S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(B)	Proposal Slides, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(C)	ACI Employee Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(D)	ACI Partner Letter, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(E)	ACI Earnings Call and Discussion on Proposal to Acquire S1, dated July 26, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on July 26, 2011)

(a)(5)(F)	Press Release, dated August 2, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 2, 2011)

(a)(5)(G)	Press Release, dated August 15, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 15, 2011)

(a)(5)(H)	Press Release, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(I)	ACI Letter to S1 Shareholders, dated August 25, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on August 25, 2011)

(a)(5)(J)	ACI Proxy Statement on Schedule 14A, dated August 25, 2011 (incorporated by reference to ACI’s filing on August 25, 2011)

(a)(5)( K)	Investor Presentation, dated September 7, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 7, 2011)

(a)(5)( L)	Press Release, dated September 7, 2011 (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 7, 2011)

(a)(5)(M)	Prospectus Disclosure (incorporated by reference to ACI’s filing pursuant to Rule 425 on September 15, 2011)

(b)	Commitment Letter, dated August 29, 2011, from Wells Fargo Securities, LLC and Wells Fargo Bank, National Association**

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Incorporated by reference to the ACI Registration Statement on Form S-4 filed on August 30, 2011.

**	Previously filed with Schedule TO on August 30, 2011.